Exhibit 99.6

[DATE]

A message to our shareholders:

We are pleased to send you the enclosed information relating to the proposed business combination between United Group Banking Company of Florida (and subsidiary, United Legacy Bank) and National Commerce Corporation (and subsidiary, National Bank of Commerce).

The Board of Directors of your Company is very excited about the opportunity that this transaction will represent for United. Our objective, since assuming control of the former Riverside Bank of Central Florida in 2010, was to position United, through internal growth and business affiliations, to reach the $1 billion range in total asset size. This merger will allow us to achieve that goal, and we believe that it will also allow significant enhancement to our future growth and revenue.

In approving this transaction, the Board of Directors considered many factors, including the benefit of the combination of the two companies from the standpoint of greater strategic options available to United than could otherwise be achieved. For example, by combining United with National Commerce, we are affiliating with a management group who has a proven history of a successful public undertaking with a high profile institution that they previously operated headquartered in Birmingham, Alabama.

The board and management team of United have known the leadership of National Commerce for many years. During that period of time we have done business together and often discussed our common view of community banking. We believe that this transaction will allow United to reach the asset size level necessary to be a significant southern regional community bank with greater avenues for creating shareholder value and liquidity over the near term.

As you will notice in the enclosed material, this transaction is not an exit strategy for United. Our board and management team is committed to continue on the path of building a major community bank franchise. We will continue to operate under our United Legacy branding. We consider this partnership to be a merger of equals with a par book value exchange reflecting the future shareholder value objectives that both United and National Commerce share.

Following your review of the enclosed, please feel free to contact me, any of our executive management team or board members with any questions. As always, we value your ongoing support of our organization.

Best regards,

Dave Powers

Chairman, President & CEO

United Legacy Bank